FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               September 30, 2001

                   INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT
                              (Name of Registrant)

                   INTERSHOP COMMUNICATIONS STOCK CORPORATION
                 (Translation of Registrant's Name into English)

                                Amsinckstrasse 57
                                 D-20097 Hamburg
                           Federal Republic of Germany
                               (011) 49-40-23708-2
   (Address and Telephone Number of Registrant's Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F  X                               Form 40-F
                       _____                                      _____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                         No    X
                       _____                                      _____


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                         EXHIBIT INDEX BEGINS ON PAGE 3


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                                   SIGNATURES



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     INTERSHOP COMMUNICATIONS AKTIENGESELLSCHAFT


Date:  October 1, 2001               By: /s/ STEPHAN SCHAMBACH
                                        ________________________________________
                                        Stephan Schambach
                                        Chief Executive Officer
                                        (Vorstandsvorsitzender)












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                                  EXHIBIT INDEX


EXHIBIT           DESCRIPTION OF EXHIBIT                                    PAGE

  99              Press Release                                               4












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                                   EXHIBIT 99


















































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